Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF DESIGNATION OF RIGHTS, POWERS,
PREFERENCES, PRIVILEGES AND RESTRICTIONS OF THE

SERIES V CONVERTIBLE STOCK OF

ORIGINCLEAR, INC.

I, T. Riggs Eckelberry, hereby certify that I am the Chief Executive Officer of OriginClear, Inc. (the “Company”), a corporation organized and existing under the Nevada Revised Statutes (the “NRS”), and further do hereby certify:

That, pursuant to the authority expressly conferred upon the Board of Directors of the Company (the “Board”) by the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”), the Board on July 20, 2021 adopted the following resolutions creating a series of shares of Preferred Stock designated as Series V Convertible Preferred Stock, none of which shares has been issued:

RESOLVED, that the Board designates the Series V Convertible Preferred Stock and the number of shares constituting such series, and fixes the rights, powers, preferences, privileges and restrictions relating to such series in addition to any set forth in the Articles of Incorporation as follows:

SECTION 1.DESIGNATION OF SERIES. There shall hereby be created and established by this Certificate of Designation of Rights, Powers, Preferences, Privileges and Restrictions (this “Certificate of Designation”) a series of preferred stock of the Company designated as “Series V Convertible Preferred Stock” (the “Preferred Shares”). The authorized number of Preferred Shares initially constituting such series shall be Forty Thousand (40,000). Each share of the Series V shall have a stated face value of $500 (the “Stated Value”). Each share of Series V Preferred Stock is convertible into shares of Common Stock of the Corporation at the conversion rate set forth in Section 5(a)(i) below, as adjusted in accordance with Section 5 and Section 6 below. Capitalized terms not defined herein shall have the meaning as set forth in Section 21. The Series V Preferred Stock shall have the rights, preferences and privileges set forth below:

SECTION 2.DIVIDENDS. The holders of Series V Preferred Stock (the “Holders”) shall not be entitled to receive dividends on any outstanding shares of Series V Preferred Stock.

SECTION 3.DISTRIBUTION OF NET PROFITS FROM SUBSIDIARY. The Holders shall be entitled to receive, on a pro rata and pari passu basis, an annual distribution of twenty-five percent (25%) of the annual net profits one of the Company’s wholly-owned “Water On Demand” subsidiaries designated by each Holder in that Holder’s Series V Convertible Preferred Stock Subscription Agreement (the “Subsidiary”), paid within three (3) months of Subsidiary’s accounting year-end. In the event the Company causes Subsidiary’s business operations to be terminated, or sells Subsidiary or substantially all of its assets, in addition to the distribution of net profits of Subsidiary for the period of Subsidiary’s accounting year prior to such termination or sale, the Holders shall be entitled to receive the distribution of, on a pro rata, pari passu basis, 25% of the proceeds, net of the Subsidiary’s liabilities, from the liquidation of Subsidiary’s assets following such termination, or 25% of the proceeds, net of the Subsidiary’s liabilities, derived from any such sale of Subsidiary or substantially all of its assets.

SECTION 4.LIQUIDATION PREFERENCE. In the event of any liquidation, dissolution or winding up of the Company, wither voluntary or involuntary, the holder of each outstanding share of the Series V Preferred Stock shall be entitled to receive, out of the assets of the Company legally available for distribution to its shareholders upon such liquidation, whether such assets are capital or surplus of any nature, for each share of Series V Preferred Stock an amount equal to the Stated Value per share (as adjusted for any combinations, consolidations, stock distributions or stock dividends with respect to such shares), plus any accrued but unpaid distributions of the annual net profits of Subsidiary as provided in Section 3 above, before any distribution or payment may be made to the holders of any Common Stock.

SECTION 5.VOTING. The Series V Preferred Stock will not entitle the Holders to any voting rights except as required under applicable law.

SECTION 6.CONVERSION. Each Preferred Share shall be convertible into validly issued, fully paid and non-assessable shares of Common Stock on the terms and conditions set forth in this Section 6.

(a) Holder’s Conversion Right. At any time or times on or after the Initial Issuance Date, each Holder shall be entitled to convert any whole number of Series V Preferred Shares into validly issued, fully paid and non-assessable shares of Common Stock at the Conversion Rate (as defined below).

(i) Conversion Rate. The number of validly issued, fully paid and non-assessable shares of Common Stock issuable upon conversion of each Preferred Share pursuant to Section 6(a) shall be calculated by dividing that number that is the Stated Value of a share of Series V Preferred Stock multiplied by the number of shares of Series V Preferred Stock being converted, divided by the Closing Price of the Company’s Common Shares (as defined below) (the “Conversion Rate”). The Conversion Rate is represented by this equation:

(Stated Value) x (Number of Preferred Shares being Converted)

(Closing Price)

(A) Closing Price. The Closing Price (“Closing Price”), for any date, shall be calculated as follows: (i) if the Company’s shares of common stock are listed or quoted on the OTCQB or a registered national securities exchange, the most recent bid price per share of the Company’s common stock as reported by Bloomberg Financial L.P. (based on a Trading Day from 9:30 a.m. Eastern Time to 4:02 p.m. Eastern Time); (ii) if the Company’s common stock is not then listed or quoted on the OTCQB and if prices for the Company’s common stock are then reported by the OTC Pink tier of the OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Company’s common stock so reported; or (iii) in all other cases, the fair market value of a share of the Company’s common stock as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company.

(ii) Fractional Shares. No fractional shares of Common Stock are to be issued upon the conversion of any Preferred Shares. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share.

(b) Mechanics of Conversion. The conversion of each Preferred Share shall be conducted in the following manner:

(i) Holder’s Conversion. To convert a Preferred Share into validly issued, fully paid and non-assessable shares of Common Stock on any date (a “Conversion Date”), a Holder shall deliver (whether via facsimile or otherwise), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion of the share(s) of Preferred Shares subject to such conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company. If required under any provision of this Section 5, within five (5) Trading Days following a conversion of any such Preferred Shares as aforesaid, such Holder shall surrender to a nationally recognized overnight delivery service for delivery to the Company the original certificates representing the share(s) of Preferred Shares so converted as aforesaid.

(ii) Company’s Response. On or before the second (2nd) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile an acknowledgment of confirmation, in the form attached hereto as Exhibit II, of receipt of such Conversion Notice to such Holder and the transfer agent for the Company’s Common Stock (the “Transfer Agent”), which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following the date of receipt by the Company of such Conversion Notice, the Company shall (1) provided that the Transfer Agent is participating in DTC Fast Automated Securities Transfer Program, credit such aggregate number of shares of Common Stock to which such Holder shall be entitled to such Holder’s or its designee’s balance account with DTC through its Deposit and Withdrawal at Custodian system, or (2) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver (via reputable overnight courier) to the address as specified in such Conversion Notice, a certificate, registered in the name of such Holder or its designee, for the number of shares of Common Stock to which such Holder shall be entitled. If the number of Preferred Shares represented by the Preferred Share Certificate(s) submitted for conversion is greater than the number of Preferred Shares being converted, then the Company shall, if requested by such Holder, as soon as practicable and in no event later than three (3) Trading Days after receipt of the Preferred Share Certificate(s) and at its own expense, issue and deliver to such Holder (or its designee) a new Preferred Share Certificate representing the number of Preferred Shares not converted.

(iii) Record Holder. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of Preferred Shares shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

(iv) Company’s Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, except in the case that the relevant Preferred Share Certificate is required to be and shall not have been timely received by the Transfer Agent, to issue to a Holder within three (3) Trading Days after the Company’s receipt of a Conversion Notice (whether via facsimile or otherwise) (the “Share Delivery Deadline”), a certificate for the number of shares of Common Stock to which such Holder is entitled and register such shares of Common Stock on the Company’s share register or to credit such Holder’s or its designee’s balance account with DTC for such number of shares of Common Stock to which such Holder is entitled upon such Holder’s conversion of any Preferred Shares (as the case may be) (a “Conversion Failure”), then, in addition to all other remedies available to such Holder, such Holder, upon written notice to the Company, (x) may void its Conversion Notice with respect to, and retain or have returned (as the case may be) any Preferred Shares that have not been converted pursuant to such Holder’s Conversion Notice, provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments that have accrued prior to the date of such notice pursuant to the terms of this Certificate of Designation or otherwise and (y) the Company shall pay in cash to such Holder on each day after such second (2nd) Trading Day that the issuance of such shares of Common Stock is not timely effected an amount equal to 1.0 % of the product of (A) the aggregate number of shares of Common Stock not issued to such Holder on a timely basis and to which the Holder is entitled and the Closing Sale Price of the Common Stock on the Trading Day immediately preceding the last possible date on which the Company could have issued such shares of Common Stock to the Holder. In addition to the foregoing, if within three (3) Trading Days after the Company’s receipt of a Conversion Notice (whether via facsimile or otherwise), the Company shall fail to issue and deliver a certificate to such Holder and register such shares of Common Stock on the Company’s share register or credit such Holder’s or its designee’s balance account with DTC for the number of shares of Common Stock to which such Holder is entitled upon such Holder’s conversion hereunder (as the case may be), and, if on or after such second (2nd) Trading Day, such Holder (or any other Person in respect, or on behalf, of such Holder) purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by such Holder of all or any portion of the number of shares of Common Stock, or a sale of a number of shares of Common Stock equal to all or any portion of the number of shares of Common Stock, issuable upon such conversion that such Holder so anticipated receiving from the Company, then, in addition to all other remedies available to such Holder, the Company shall, within three (3) Business Days after such Holder’s request and in such Holder’s discretion, either pay cash to such Holder in an amount equal to such Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the shares of Common Stock so purchased (including, without limitation, by any other Person in respect, or on behalf, of such Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate or credit such Holder’s balance account with DTC for the number of shares of Common Stock to which such Holder is entitled upon such Holder’s conversion hereunder (as the case may be) (and to issue such shares of Common Stock) shall terminate, or (ii) promptly honor its obligation to so issue and deliver to such Holder a certificate or certificates representing such shares of Common Stock or credit such Holder’s balance account with DTC for the number of shares of Common Stock to which such Holder is entitled upon such Holder’s conversion hereunder (as the case may be) and pay cash to such Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock multiplied by (B) the lowest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date of the applicable Conversion Notice and ending on the date of such issuance and payment under this clause (ii).

(v) Pro Rata Conversion; Disputes. In the event the Company receives a Conversion Notice from more than one Holder for the same Conversion Date and the Company can convert some, but not all, of such Preferred Shares submitted for conversion, the Company shall convert from each Holder electing to have Preferred Shares converted on such date a pro rata amount of such Holder’s Preferred Shares submitted for conversion on such date based on the number of Preferred Shares submitted for conversion on such date by such Holder relative to the aggregate number of Preferred Shares submitted for conversion on such date.

(vi) Book-Entry. Notwithstanding anything to the contrary set forth in this Section 6, upon conversion of any Preferred Shares in accordance with the terms hereof, no Holder thereof shall be required to physically surrender the certificate representing the Preferred Shares to the Company following conversion thereof unless (A) the full or remaining number of Preferred Shares represented by the certificate are being converted (in which event such certificate(s) shall be delivered to the Company as contemplated by this 6(b)(vi)) or (B) such Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of Preferred Shares upon physical surrender of any Preferred Shares. Each Holder and the Company shall maintain records showing the number of Preferred Shares so converted by such Holder and the dates of such conversions or shall use such other method, reasonably satisfactory to such Holder and the Company, so as not to require physical surrender of the certificate representing the Preferred Shares upon each such conversion. In the event of any dispute or discrepancy, such records of the Company establishing the number of Preferred Shares to which the record holder is entitled shall be controlling and determinative in the absence of manifest error. A Holder and any transferee or assignee, by acceptance of a certificate, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of any Preferred Shares, the number of Preferred Shares represented by such certificate may be less than the number of Preferred Shares stated on the face thereof. Each certificate for Preferred Shares shall bear the following legend:

ANY TRANSFEREE OR ASSIGNEE OF THIS CERTIFICATE SHOULD CAREFULLY REVIEW THE TERMS OF THE CORPORATION’S CERTIFICATE OF DESIGNATION RELATING TO THE SHARES OF SERIES V PREFERRED STOCK THAT MAY BE REPRESENTED BY THIS CERTIFICATE, INCLUDING SECTION 6(b)(vi) THEREOF. THE NUMBER OF SHARES OF SERIES V PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE MAY BE LESS THAN THE NUMBER OF SHARES OF SERIES V PREFERRED STOCK STATED ON THE FACE HEREOF PURSUANT TO SECTION 5(b)(vi) OF THE CERTIFICATE OF DESIGNATION RELATING TO THE SHARES OF SERIES V PREFERRED STOCK REPRESENTED BY THIS CERTIFICATE.

(c) Taxes. The Company shall pay any and all documentary, stamp, transfer (but only in respect of the registered holder thereof), issuance and other similar taxes that may be payable with respect to the issuance and delivery of shares of Common Stock upon the conversion of Preferred Shares.

(d) Limitation on Beneficial Ownership. Notwithstanding anything to the contrary set forth in this Certificate of Designation, at no time may all or a portion of the Series V Preferred Stock be converted if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by the Holder at such time, the number of shares of Common Stock that would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules thereunder) more than 4.99% of all of the Common Stock outstanding at such time (the “4.99% Beneficial Ownership Limitation”); provided, however, that, upon the Holder providing the Corporation with sixty-one (61) days’ advance notice (the “4.99% Waiver Notice”) that the Holder would like to waive this Section 6(d) with regard to any or all shares of Common Stock issuable upon conversion of the Series V Preferred Stock, this Section 6(d) will be of no force or effect with regard to all or a portion of the Series V Preferred Stock referenced in the 4.99% Waiver Notice but shall in no event waive the 9.99% Beneficial Ownership Limitation described below. Notwithstanding anything to the contrary set forth in this Certificate of Designation, at no time may all or a portion of the Series V Preferred Stock be converted if the number of shares of Common Stock to be issued pursuant to such conversion, when aggregated with all other shares of Common Stock owned by the Holder at such time, would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the 1934 Act and the rules thereunder) in excess of 9.99% of the then-issued and outstanding shares of Common Stock outstanding at such time (the “9.99% Beneficial Ownership Limitation” and the lower of the 9.99% Beneficial Ownership Limitation and the 4.99% Beneficial Ownership Limitation then in effect, the “Maximum Percentage”). By written notice to the Company, a holder of Series V Preferred Stock may from time to time decrease the Maximum Percentage to any other percentage specified in such notice. For purposes hereof, in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company’s most recent Annual Report on Form I 0-K, Quarterly Report on Form l0-Q, Current Report on Form 8-K or other public filing wi1h the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written or oral request of a holder of Series V Preferred Stock, the Company shall within three (3) Business Days confirm orally and in writing to such holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Series V Preferred Stock, by the Holder and its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported, that in any event are convertible or exercisable, as the case may be, into shares of the Company’s Common Stock within 60 days’ of such calculation and that are not subject to a limitation on conversion or exercise analogous to the limitation contained herein. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 6(d) to correct this paragraph (or any portion hereof) that may be defective or inconsistent with the intended beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

SECTION 7.REDEMPTION RIGHTS. The Company may, in its sole discretion, at any time while the Series V Preferred Stock is outstanding, redeem all or any portion of the outstanding Series V Preferred Stock upon the issuance to the Holders of such number of the Company’s common shares, valued at the Closing Price on the effective date of such redemption (as calculated in Section 6(a)(i)(A) herein), as shall equal the Stated Value (as adjusted for any combinations, consolidations, stock distributions or stock dividends with respect to such shares) plus any accrued but unpaid distributions of 25% of Subsidiary’s annual net profits. In the event the Company exercises such redemption right for less than all of the then outstanding shares of Series V Preferred Stock, the Company shall redeem the outstanding shares of the Holders on a pro rata basis.

SECTION 8. AUTHORIZED COMMON SHARES. So long as any of the Preferred Shares are outstanding, the Company shall take all action necessary to keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Preferred Shares, as of any given date, 100% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all of the Preferred Shares.

SECTION 9. NOTICES. Any notice required hereby to be given to the Holders shall be deemed given if deposited in the United States mail, postage prepaid, or provided by fax or e-mail, to each Holder of record at his, her or its address appearing on the books of the Company.

SECTION 10. SHAREHOLDER MATTERS; AMENDMENT.

(a) Shareholder Matters. Any shareholder action, approval or consent required, desired or otherwise sought by the Company pursuant to the NRS, the Articles of Incorporation, this Certificate of Designation or otherwise with respect to the issuance of Preferred Shares may be effected by written consent of the Company’s shareholders or at a duly called meeting of the Company’s shareholders, all in accordance with the applicable rules and regulations of the NRS. This provision is intended to comply with the applicable sections of the NRS permitting shareholder action, approval and consent affected by written consent in lieu of a meeting.

(b) Amendment. This Certificate of Designation or any provision hereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the NRS, of the Holders owning a majority of the Preferred Shares remaining at the time of the vote, voting separate as a single class, and with such other shareholder approval, if any, as may then be required pursuant to the NRS and the Articles of Incorporation.

SECTION 11. CERTAIN DEFINED TERMS. For purposes of this Certificate of Designation, the following terms shall have the following meanings:

(a) “1934 Act” means the Securities Exchange Act of 1934, as amended.

(b) “Affiliate” as applied to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise. For purposes of this definition, a Person shall be deemed to be “controlled by” a Person if such latter Person possesses, directly or indirectly, power to vote 10% or more of the securities having ordinary voting power for the election of directors of such former Person.

(c) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(d) “Common Stock” means (i) the Company’s shares of common stock, par value $0.0001 per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.

(e) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(f) “Principal Market” means The OTCQB, OTCQX, Pink Sheets, the Nasdaq National Market, the Nasdaq SmallCap Market, the New York Stock Exchange or NYSE American.

(g) “Subscription Agreement” means that certain Subscription Agreement by and among the Company and the initial holders of Preferred Shares, dated as of the Initial Issuance Date, as may be amended from time in accordance with the terms thereof.

(h) “Subsidiaries” shall have the meaning as set forth in the Subscription Agreement.

(i) “Successor Entity” means the Person or Entity formed by, resulting from or surviving any Fundamental Transaction or the Person or Entity with which such Fundamental Transaction shall have been entered into.

(j) “Trading Day” means, as applicable, (i) with respect to all price determinations relating to the Common Stock, any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) or (ii) with respect to all determinations other than price determinations relating to the Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(k) “Transaction Document” means the Subscription Agreement and any other document related thereto.

(l) “Voting Stock” of a Person means capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers, trustees or other similar governing body of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

SECTION 12. MISCELLANEOUS.

(a) The headings of the various sections and subsections of this Certificate of Designation are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Certificate of Designation.

(b) Whenever possible, each provision of this Certificate of Designation shall be interpreted in a manner as to be effective and valid under applicable law and public policy. If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate of Designation would be valid or enforceable if a period of time were provision in question effective and valid under applicable law.

(c) Except as may otherwise be required by law, the shares of the Series V Preferred Stock shall not have any powers, designations, preferences or other special rights, other than those specifically set forth in this Certificate of Designation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation of Series V Convertible Preferred Stock of OriginClear, Inc. to be signed by its Chief Financial Officer on this 20th day of July, 2021.

OriginClear, Inc.

By:	T. Riggs Eckelberry
Chairman & CEO

10